

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Peter A. L. Macdonald
Secretary and Executive Vice President
loanDepot, Inc.
c/o LD Holdings Group LLC
26642 Towne Centre Drive
Foothill Ranch, CA 92610

>   **Re: loanDepot, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted on December 22, 2020**
>   **CIK No. 0001831631**

Dear Mr. Macdonald:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Summary Historical and Pro Forma Consolidated Financial Information
Loan Origination Metrics, page 25

1.   We note your response to comment 7 stating that you do not believe the disclosure of the requested information would provide any additional material information that would be useful to investors and that management does not use the metrics. However, we also note your disclosure and discussion of measures such as average profitability per retail licensed loan officer, average monthly closings per licensed loan officer and customer acquisition costs elsewhere in the filing for the period ended September 30, 2020 (e.g., pages 2, 6, 7, etc.). Please help us reconcile your response that these are not material or meaningful

measures and are not used by management with the fact that they are disclosed and discussed elsewhere in the filing. In addition, considering that you disclose these quantitative measures for the period ended September 30, 2020, tell us why you do not believe it is meaningful or necessary to also disclose the prior period comparable quantitative measures from a trends perspective.

Selected Historical Consolidated Condensed Financial Information
Reconciliation of Non-GAAP Measures, page 91

2.   We note your response to comment 11 and reissue our comment in part. Please revise to quantify each of the components of this adjustment and provide us with a reconciliation to the amounts disclosed in your financial statements and related footnotes.

You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Joshua N. Korff